May 10, 2018


James J. Judge
Chief Executive Officer
Eversource Energy
300 Cadwell Drive
Springfield, Massachusetts 01104

       Re:    Connecticut Water Service Inc.
              PREC14A filed April 27, 2018
              Rule 425 materials filed May 4, 2018
              Filed by Eversource Energy
              File No. 000-08084

Dear Mr. Judge:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. We note your disclosures throughout your filing that your "proposal provides greater value and more certainty..." and "greater certainty." We also note your disclosure that
      CTWS shareholders are not voting to approve the Eversource Proposal. Please refrain from characterizing your offer as "certain," considering your proposal is non-binding and you are requesting that CTWS Board meet with you to "seriously discuss" the Eversource proposal. If your references to "certainty" are meant to convey that your current proposal would permit CTWS shareholders to elect cash rather than securities, revise to state this more specifically, while noting that at this point, you have only submitted a proposed offer rather than an agreed-upon deal. (If you expect there to be a cap on the number of shareholders who can elect to receive all cash under your proposal, this must be clarified.)

   2. We note your disclosure that, on April 5, 2018, you submitted a non-binding proposal in writing to CTWS to acquire 100% of the issued and outstanding CTWS Common Shares,
 James J. Judge
Eversource Energy
May 10, 2018
Page 2

       and that no response was received to engage in a dialogue. We also note your disclosure that you are disappointed that CTWS has been "unwilling to engage in discussions with
       Eversource." Please tell us the basis for your statement as to CTWS' "unwillingness" or revise to remove these statements. Refer to Exchange Act Rule 14a-9.

    3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the following statements:

           "the SJW merger proposal does not provide adequate value to CTWS shareholders;"

           your proposal provides "significantly greater value...for shareholders, employees, customers and local communities of CTWS;"

           "Eversource has consistently demonstrated credibility, expertise, and responsiveness in its proceedings before the Connecticut Public Utilities Regulatory Authority and
           has a strong track record for constructive regulatory outcomes;" and the SJW proposal is an "inferior transaction," considering you do not provide a comparison of the SJW offer to your discussion of the benefits to shareholders of the
           Eversource Proposal.

Background of the Solicitation, page 3

    4. Briefly summarize the reasons why Eversource representatives contacted CTWS in
       October 2017 and February and March 2018. If these contacts were to discuss an acquisition of CTWS, revise to clarify. If they were for a different purpose, please explain.

Additional soliciting materials filed May 4, 2018

    5. See our comment above. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the following statements:

           "Eversource has a strong track record of value creation, delivering total shareholder returns of 184% over the last 10 years, which is 45% greater than San Jose Water's more volatile and slower growth returns during the same period;"

           "...current value of the San Jose Water offer to Connecticut Water shareholders is illusory and is not the value you would realize if this proposed takeover is completed."
 James J. Judge
Eversource Energy
May 10, 2018
Page 3

          "The Connecticut Water board has approved a conflicted transaction that preserves board positions and guarantees employment for its management team while refusing to engage in discussions regarding a transaction with Eversource..."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara Ransom,
Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at
(202) 551- 3263
with any other questions.


                                                          Sincerely,

                                                          /s/ Christina Chalk

                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions